

12012311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

SEC

FEB 28 2012

Washington, DC
128

SEC FILE NUMBER
8-66290

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2011___AND ENDING___12/31/2011___
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phoenix Global Capital Management, Ltd. OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

1000 Skokie Blvd. Suite 120
(No. and Street)

Wilmette   IL   60091
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Taki, Jr.   (847)251-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – if individual, state last, first, middle name)

125 South Wacker Drive Suite 1500 Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William Taki, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phoenix Global Capital Management, Ltd. _____ , as of December 31 _____, 20 11 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

"OFFICIAL SEAL"
Judith O'Young
Notary Public, State of Illinois
My Commission Exp. 03/31/2010

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phoenix Global Capital Management, Ltd.

Financial Statements and Supplemental Information
(With Independent Auditors' Report)

December 31, 2011

HORWICH COLEMAN LEVIN, LLC
H C L
CERTIFIED PUBLIC ACCOUNTANTS

Phoenix Global Capital Management, Ltd.
December 31, 2011

Table of Contents



HORWICH COLEMAN LEVIN, LLC

CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report

To the Stockholder
Phoenix Global Capital Management, Ltd.

We have audited the accompanying statement of financial condition of Phoenix Global Capital Management, Ltd. as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix Global Capital Management, Ltd. as of December 31, 2011 and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC
Chicago, Illinois

February 23, 2012

1

Phoenix Global Capital Management, Ltd.

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	803,703
Receivables from clients and correspondents		45,009
Prepaid expenses		2,980
Other assets		1,750
Total Assets	$	853,442
Liabilities and Stockholder's Equity		
Accounts payable	$	22,489
Illinois replacement tax payable		778
Due to stockholder		1,001
Total Liabilities		24,268
Stockholder's Equity		829,174
Total Liabilities and Stockholder's Equity	$	853,442

The accompanying notes are an integral part of these financial statements.

Phoenix Global Capital Management, Ltd.

Statement of Operations

For the Year Ended December 31, 2011

Revenues		
Consulting income	$	260,907
Interest income		5,481
Total revenues		266,388
Expenses		
Insurance		904
Office and other expenses		33,714
Professional fees and consulting services		94,451
Regulatory dues and fees		3,042
Rent		10,061
Salaries and payroll taxes		72,631
Miscellaneous		786
Total expenses		215,589
Income before income taxes		50,799
Provision for Illinois replacement tax		(778)
Net income	$	50,021

The accompanying notes are an integral part of these financial statements.

3

Phoenix Global Capital Management, Ltd.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2011

Balance - January 1, 2011	$	797,153
Stockholder's distributions		(18,000)
Net income		50,021
Balance - December 31, 2011	$	829,174

The accompanying notes are an integral part of these financial statements.

Phoenix Global Capital Management, Ltd.

Statement of Cash Flows

For the Year Ended December 31, 2011

Cash flows from operating activities:		
Net income	$	50,021
Adjustments to reconcile net income to net cash provided by operating activities		-
Increase in receivables		(17,677)
Decrease in prepaid expenses		402
Increase in accounts payable		4,843
Net cash flows provided by operating activities		37,589
Cash flows from financing activities:		
Stockholder's distributions		(18,000)
Net cash used in financing activities		(18,000)
Net increase in cash and cash equivalents		19,589
Cash and cash equivalents at January 1, 2011		784,114
Cash and cash equivalents at December 31, 2011	$	803,703

The accompanying notes are an integral part of these financial statements.

5

Phoenix Global Capital Management, Ltd.

Notes to the Financial Statements

For the Year Ended December 31, 2011

---

1. Summary of Significant Accounting Policies

Organization

Phoenix Global Capital Management, Ltd. ("PGCM", or Company), a Delaware corporation , is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA.) The primary operations of PGCM consist of acting as a consultant between prospective international institutional investors/customers and institutional hedge fund of funds providers. PGCM does not hold funds or securities for or owe money or securities to customers. The Company's office is located in Wilmette, Illinois. The financial statements of PGCM are presented on the accrual basis of accounting.

The Company derives its revenue from consulting service agreements entered into with various institutional hedge fund of funds providers. These hedge fund of funds operators provide investment management and advisory services. Revenue is largely dependent on the total value of assets under management for which consulting services are provided. Accordingly, fluctuations in the financial markets and in the composition of assets under management impact revenue and operating results.

Basis of presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits and certificates of deposit.

Fair market measurement

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820, *Fair Value Measurements and Disclosures*.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Phoenix Global Capital Management, Ltd.

Notes to the Financial Statements

For the Year Ended December 31, 2011

1. **Summary of Significant Accounting Policies (Continued)**

   Furniture and equipment

   Property and equipment is recorded at cost, and has been fully depreciated. As a result, there was no depreciation expense for the year ended December 31, 2011 .

   Revenue recognition

   The Company acts as a consultant to various instituitions and institutional hedge fund of funds providers. The managers of these funds enter into written investment management agreements with all its clients, including those clients introduced by the Company. The hedge fund clients are charged a fee based upon a percentage of assets under management. As compensation for the Company's services, the hedge fund pays the Company a consulting fee with respect to investors introduced to the funds by the Company. The fee is calculated as a percentage of assets invested in the funds by such investor, and is paid to the Company quarterly within 15 to 30 days of receipt by the hedge fund manager of the fees from their clients. As of December 31, 2011, the amount of fee income earned by the Company and included in receivables from clients and correspondents was $45,009

   Receivables from broker-dealers and clearing organizations

   The Company is exposed to limited credit risk with respect to receivables from clients and correspondents. The Company monitors its receivables and evaluates the collectability of these receivables based on a combination of factors, including aging and historical trends. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

   Subsequent events

   Management evaluated all activity of the Company through February 23rd, 2012 and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

Phoenix Global Capital Management, Ltd.

Notes to the Financial Statements

For the Year Ended December 31, 2011

---

1. **Summary of Significant Accounting Policies (Continued)**

    Uncertainty in income taxes

    Phoenix Global Capital Management, Ltd. is recognized as an S Corporation for Federal tax purposes. As an S Corporation, the individual stockholder is taxed on all of the Company's income. Phoenix Global Capital Management, Ltd. may be subject to certain state taxes; which total $778.00 for the year ended December 31, 2011.

    The Company has adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

    Based on its current evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

2. **Concentration of credit risk**

    As of December 31, 2011, the Company's cash and cash equivalents were deposited in four financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2011, the Company did not have cash in excess of the FDIC insured limits.

3. **Net capital requirements**

    Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2011 the Company had net capital and net capital requirements of $779,435 and $5,000, respectively.

4. **Commitments and contingencies**

    The Company's total obligations for leased office facilities in Willmete, Illinois, which expired on December 31, 2011 amounted to $10,061 . As of January 1, 2012 the Company executed a one year lease extension which will expire on December 31, 2012. The minimum rental payments required under the operating lease agreement, as extended, for the year ended December 31, 2012 is $11,100

8

Phoenix Global Capital Management, Ltd.

Notes to the Financial Statements

For the Year Ended December 31, 2011

---

4.   Commitments and contingencies (Continued)

   Consulting services agreements.

The Company, as of December 31, 2011, had entered into consulting agreements with several independent contractors. All of the agreements can be terminated at will by either party with at least thirty (30) days written notice, as defined in the agreements.

Independent Auditors' Report on Internal Control

To the Stockholder
Phoenix Global Capital Management, Ltd.

In planning and performing our audit of the financial statements of Phoenix Global Capital Management, Ltd., (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

The accompanying notes are an integral part of these financial statements.
10



HORWICH COLEMAN LEVIN, LLC

CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report on Internal Control

A control deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois

February 23, 2012

Phoenix Global Capital Management, Ltd.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2011

Phoenix Global Capital Management, Ltd. does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Phoenix Global Capital Management, Ltd. is exempt from the provisions of that rule.

Phoenix Global Capital Management, Ltd.

A Reconciliation, including appropriate explanation of the Audited Computation of Net Capital with the Company's Corresponding Unaudited Part II A Focus Report Filing

For the Year Ended December 31, 2011

The following differences existed at December 31, 2011 between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2011.

Un-Audited Part II A Focus Filing	$777,000
Cumulative audit adjustments	$2,435
Audited computation of net capital	$779,435

Phoenix Global Capital Management, Ltd.

Audited Computation of Net Capital

For the Year Ended December 31, 2011

COMPUTATION OF NET CAPITAL

Total ownership equity	$	829,174
Less nonallowable assets		(49,739)
Net capital		779,435
Net capital requirement		5,000
Excess net capital	$	774,435
Aggregate indebtedness - accounts payable, accrued expenses and other unsubordinated liabilities	$	24,267
Percentage of aggregate indebtedness to net capital		3.11 %
Minimum net capital at 6-2/3% of aggregate indebtedness	$	1,618